Press Release                      Source: Pacific Coast Investment Partners LLC

PACIFIC COAST INVESTMENT PARTNERS LLC OPPOSES WORKFLOW MANAGEMENT REVISED MERGER PROPOSAL AND ANNOUNCES NEW FINANCING PROPOSAL

Thursday April 1, 2004, 2:10 pm ET

SAN DIEGO -- (BUSINESS WIRE) -- April 1, 2004 -- Workflow Management Inc. (NasdaqNM: WORK) today received a letter from Pacific Coast Investment Partners LLC, a private investment firm headquartered in San Diego, California ("Pacific Coast"). In its letter, Pacific Coast informed the directors that Pacific Coast:

      o Secured a new institutional financing proposal in the amount of $175 million

      o Amended its proposal to arrange the purchase of $30 million of newly issued common at a price of $5.375 per share from the previously announced $4.87 per share

      o Provided support for Workflow's fair market value at no less than $6.58 per share

      o Demanded that the Board withdraw its support of the going-private transaction

      o Provided indications that Workflow's Canadian subsidiary on a stand-alone basis may well have a current fair market implied equity value of approximately $8.92 per Workflow share

      o Believes the Workflow Board breached its fiduciary obligations by refusing to consider and pursue its alternative financing transaction and supporting the higher bid from WF Holdings, Inc. announced on March 30th as it provides insufficient consideration to Workflow shareholders

      o Reiterated its belief that Workflow can significantly grow revenues under the leadership of Pacific Coast's new proposed Directors and Chief Executive Officer

      In its letter to the Board Pacific Coast said, "We trust that you will concede that our ability to have now secured three attractive financing proposals within a single week demonstrates that Workflow is a company that can easily be refinanced to meet all of its obligations in an orderly manner. In light of this, the statements to the contrary that you have made both in your public disclosures and in your private communications are untenable, if not false and misleading. We trust that such unfounded statements will not continue to be repeated." Additionally, Pacific Coast informed Workflow's Board of Directors that it was renewing and increasing its offer to lead a $30 million shareholder led equity recapitalization of the company to match the same $5.375 per share offer made on Tuesday by WF Holdings, Inc., an entity formed and controlled by Perseus, L.L.C. and The Renaissance Group, LLC. In that regard, the letter said, "Please note that our offer to purchase newly issued common shares at $5.375 per share to recapitalize the company uses investors money. This is in contrast to the "sweetened" WF Holdings offer, a careful reading of which reveals that the so-called increase being offered by WF Holdings is really coming from the existing bank group who evidently agreed on Tuesday to accept a discount on their outstanding accrued fees to accommodate the higher bid." Pacific Coast also indicated to the Board that it has breached its fiduciary duty by not insisting that WF Holdings put more money on the table for Workflow's shareholders.

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      The new institutional lender's financing proposal is subject to acceptance by Workflow, completion of due diligence, and other ordinary and customary conditions precedent to closing, which is contemplated by the proposals to occur on or before April 30, 2004 concurrently with the previously announced proposed $30 million equity financing to be led by several current significant shareholders of Workflow Management based now on the higher valuation of $5.375 per share and conditioned, in addition to other ordinary and customary conditions precedent to closing, upon the concurrent closing of the proposed debt financing as well as the seating of the additional seven Directors previously proposed by Pacific Coast.

      Pacific Coast further stated in its letter to Workflow's Board, "If, despite your fiduciary obligations, you are still unwilling to withdraw your support of the proposed going-private transaction and consider our alternative financing proposal in good faith in accordance with Section 5.2(d) of the Merger Agreement, you will leave us with no choice but to take such immediate steps as are required to block the proposed WF Holdings transaction so as to prevent such an unfair transaction, and to unseat the entire Board in favor of the seven candidates we have previously proposed, who in their own right believe that they can help the company rapidly expand sales and are committed to our proposed refinancing and recapitalization of the company in support of this potential accelerated revenue growth."

      Pacific Coast remains committed to the defeat of the agreement and plan of merger between Workflow Management, Inc. and WF Holdings, Inc., an entity formed and controlled by Perseus, L.L.C. and The Renaissance Group, LLC, as it believes that a recapitalization and timely refinancing of Workflow's obligations remains in the long-term best interests of Workflow Management shareholders.

      Contact:

      James Chadwick
      Pacific Coast Investment Partners LLC
      858-436-2404